Exhibit 99.1

Protech Home Medical Corp.

Consolidated Financial Statements

For the fiscal years ended

September 30, 2019 and 2018

(Expressed in Canadian dollars)

Independent Auditor’s Report

To the Shareholders of Protech Home Medical Corp.:

Opinion

We have audited the consolidated financial statements of Protech Home Medical Corp. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at September 30, 2019 and 2018, and the consolidated statements of (loss) income and other comprehensive (loss) income, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at September 30, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Murad Mansoor Ali Bhimani.

Toronto, Ontario	Chartered Professional Accountants
January 20, 2020	Licensed Public Accountants

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Protech Home Medical Corp. and its subsidiaries (the “Company”) were prepared by management in accordance with International Financial Reporting Standards. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

signed “Gregory Crawford”	signed “Hardik Mehta”

Chief Executive Officer	Chief Financial Officer
(Gregory Crawford)	(Hardik Mehta)

PROTECH HOME MEDICAL CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Notes	As at September 30, 2019	As at September 30, 2018
ASSETS
Current Assets
Cash		$12,855	$4,331
Accounts receivable, net	4	12,390	12,522
Inventory	5	4,738	5,640
Prepaid expenses and other current assets		800	489
Total current assets		30,783	22,982
Long-term assets
Property and equipment, net	6	19,496	20,888
Goodwill	8	1,881	1,839
Intangible assets, net	8	2,911	3,275
Deposits		94	121
Total long-term assets		24,382	26,123
TOTAL ASSETS		$55,165	$49,105

LIABILITIES
Current Liabilities
Trade payables		$8,122	$6,292
Accrued liabilities		2,319	2,350
Current portion of finance lease obligations	9	8,528	9,658
Conversion liability warrants	11	-	95
Total current liabilities		18,969	18,395
Long-Term Liabilities
Debentures	10	13,966	7,193
Long-term finance lease obligations	9	3,081	4,247
TOTAL LIABILITIES		36,016	29,835

SHAREHOLDERS' EQUITY
Share capital	12	198,133	193,951
Contributed surplus		21,453	19,041
Accumulated other comprehensive income		13,003	12,332
Accumulated deficit		(213,440)	(206,054)
TOTAL SHAREHOLDERS' EQUITY		19,149	19,270
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$55,165	$49,105

Commitments and Contingencies (Note 13) Subsequent Events (Note 20)

APPROVED ON BEHALF OF THE BOARD:

signed “Donald Ewing”	signed “Mark Greenberg”

The accompanying notes are an integral part of these consolidated financial statements

PROTECH HOME MEDICAL CORP.

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND OTHER COMPREHENSIVE (LOSS) INCOME

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Notes	Year ended September 30, 2019	Year ended September 30, 2018
Revenue
Sale of medical equipment and supplies		$35,227	$34,569
Rental of medical equipment		45,740	35,945
Total revenue		80,967	70,514
Cost of revenue	14	23,527	21,737

Gross margin		57,440	48,777
Selling, general and administrative	14	42,582	38,401
Depreciation	6	13,366	14,475
Amortization of intangible assets	8	603	621
Stock-based compensation	12	2,063	2,128
Impairment of goodwill	8	531	-
Loss from cyber incident	13	1,012	-
Acquisition related costs	18	1,853	-
Gain on disposal of property and equipment		(20)	(273)
Other expense	77		15
Net loss from continuing operations before financing expenses, taxes, and discontinued operations		(4,627)	(6,590)

Financing expenses
Interest expense		2,544	1,908
Transaction costs related to debenture issuance	10	1,758	-
Change in fair market value of debenture	10	(1,034)	-
Loss on early extinguishment of debenture	10	1,106	-
Interest income		(34)	(2)
Gain on derivative financial liability	11	(95)	(167)

Loss from continuing operations		(8,872)	(8,329)
Provision for income taxes	15	269	130

Net loss from continuing operations		(9,141)	(8,459)

Discontinued operations:
Income from operations of discontinued operations	19	233	5,697
Gain on sale of business	19	1,522	-
Gain on settlement of distribution liability	19	-	21,509
Income from discontinued operations		1,755	27,206
Net (loss) income		$(7,386)	$18,747

Other comprehensive (loss) income
Cumulative translation adjustment		671	843

Comprehensive (loss) income		$(6,715)	$19,590
Net (loss) income per share (Note 17)
Basic earnings per share - combined		$(0.09)	$0.25
Diluted earnings per share - combined		$(0.09)	$0.23
Weighted average number of common shares outstanding	:
Basic		82,860	75,417
Diluted		82,860	80,744

The accompanying notes are an integral part of these consolidated financial statements

PROTECH HOME MEDICAL CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Notes	Number of Shares (000’s)	Capital stock	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity
Balance September 30, 2017		75,539	$193,459	$17,153	$(131,511)	$9,924	$89,025
Stock options exercised	12	280	492	(240)	-	-	252
Cancellation and reissuance of common shares and options on spin off	12	-	-	459	-	-	459
Distribution of spin off	19	-	-	-	(93,290)	1,565	(91,725)
Stock based compensation	12	-	-	1,669	-	-	1,669
Net income		-	-	-	18,747	-	18,747
Other comprehensive income		-	-	-	-	843	843
Balance September 30, 2018		75,819	$193,951	$19,041	$(206,054)	$12,332	$19,270
Stock options exercised	12	56	63	(21)	-	-	42
Proceeds from shares issued through private placement, net of transaction costs of $343	12	7,483	4,146	-	-	-	4,146
Broker options issued with private placement		-	(132)	132	-	-	-
Warrants issued with debenture	12	-	-	175	-	-	175
Debentures converted to shares	12	3	4	-	-	-	4
Stock issued with acquisition	7	228	164	-	-	-	164
Stock-based compensation	12	-	-	2,063	-	-	2,063
Net loss		-	-	-	(7,386)	-	(7,386)
Other comprehensive income		-	-	-	-	671	671
Balance September 30, 2019		83,589	$198,196	$21,390	$(213,440)	$13,003	$19,149

The accompanying notes are an integral part of these consolidated financial statements

PROTECH HOME MEDICAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Notes	Year ended September 30, 2019	Year ended September 30, 2018
Operating activities
Net loss from continuing operations		$(9,141)	$(8,459)
Net income from discontinued operations Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:		1,755	27,206
Depreciation and amortization		13,969	15,096
Depreciation on discontinued operations		377	437
Accretion expense		671	885
Loss on early extinguishment of debenture	10	1,107	-
Change in fair value of debenture	10	(1,034)	-
Transaction costs related to issuance of debenture	10	1,758	-
Change in value of derivative financial liability	11	(95)	(167)
Gain on disposal of property and equipment		(20)	(273)
Gain on sale of business	19	(1,522)	(21,509)
Impairment of goodwill	8	531	-
Stock-based compensation	12	2,063	2,128
Bad debt expense	4	5,686	5,226
Bad debt expense – on discontinued operation Change in Working Capital:	4	62	-
Net increase in accounts receivable		(6,832)	(9,044)
Net decrease in inventory		844	4,771
Net (increase) decrease in other current assets		(315)	336
Net increase (decrease) in trade payables and accrued liabilities		1,243	(1,720)
Net operating activities from assets and liabilities held for distribution		-	(1,160)
Net cash flow provided by operating activities		11,107	13,753
Investing activities
Purchase of property and equipment	6	(1,803)	(685)
Cash proceeds from sale of property and equipment		214	396
Cash paid for acquisitions	7	(526)	(546)
Cash proceeds from sale of business	19	4,454	-
Net investing activities from assets and liabilities held for distribution		-	(100)
Net cash flow provided by (used in) investing activities		2,339	(935)
Financing activities
Repayment of finance lease obligation	9	(13,695)	(10,888)
Payoff of old debenture	10	(8,625)	-
Cash paid on early extinguishment of debt	10	(345)	-
Net proceeds from issuance of common shares	12	4,146	-
Proceeds from options and warrants exercised	12	42	252
Gross proceeds from issuance of debentures		15,000
Cash issuance cost on above debenture	10	(1,583)	-
Net financing activities from assets and liabilities held for distribution		-	(2,946)
Net cash flow used in financing activities		(5,060)	(13, 582)

Net increase (decrease) in cash		8,386	(764)
Effect of exchange rate changes on cash held in foreign currencies		138	1,704

Cash, beginning of year		4,331	3,391
Cash, end of year		$12,855	$4,331

The accompanying notes are an integral part of these consolidated financial statements

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

1.	Nature of operations

Protech Home Medical Corp. was incorporated under the Business Corporations Act (Alberta) on March 5, 1993. On December 30, 2013, the Company was continued into British Columbia, Canada. The address of the registered office is 5626 Larch St. Suite 202, Vancouver, BC V6M 4E1 (Canada). The head office is located at 1019 Town Drive, Wilder, Kentucky, United States. Protech Home Medical Corp. and its subsidiaries ("PHM" or the “Company”) main revenue source is in providing in-home monitoring equipment, supplies, and services to patients in the United States. The Company has also embarked on an acquisition strategy for additional revenue and profit growth.

The Company changed its name from Patient Home Monitoring Corp. to Protech Home Medical Corp. on April 4, 2018.

The Company’s shares are traded on the TSX Venture Exchange under the symbol PHM. The stock is also traded over the counter in the United States under the symbol PHMZF. Effective December 31, 2018, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every five pre-consolidation common shares. Unless otherwise stated, all share, options, warrants and per-share amounts have been restated retrospectively to reflect this share consolidation.

On December 21, 2017, the Company executed Asset and Share Purchase Agreements as well as an Arrangement Agreement (the “Arrangement”) with Viemed Healthcare, Inc. (“Viemed”), then a wholly owned subsidiary of the Company, which was spun-off as a separate public Company which would own a 100% interest in Home Sleep Delivered, L.L.C. and Sleep Management, L.L.C.

On July 29, 2019, the Company sold all the assets of one of its subsidiaries, Patient Home Monitoring, Inc. (“PHM Inc.”).

The consolidated financial statements and the notes reflect the Viemed and PHM Inc. entities as discontinued operations. (see Note 19).

2.	Basis of presentation

Basis of accounting

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on January 20, 2020.

The consolidated financial statements, which are presented in Canadian dollars, have been prepared under the historical cost convention, as modified by the measurement at fair values of certain financial assets and financial liabilities.

This is the first set of Company’s annual financial statements in which IFRS 9 Financial instruments and IFRS 15 Revenue from contracts with customers have been applied. Changes to significant accounting policies are described in Note 3.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis that assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operation. If this assumption was not appropriate, adjustments to these consolidated financial statements may be necessary.

5

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Summary of significant accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions have been eliminated. The Company’s consolidated entities, their functional currencies and ownership percentages are as follows:

Black Bear Medical, Inc.	USD	100%
Black Bear Medical NH, Inc.	USD	100%
Black Bear Medical Group, Inc.	USD	100%
Protech Home Medical Corp.	USD	100%
Care Medical Atlanta, LLC	USD	100%
Care Medical of Athens, Inc.	USD	100%
Care Medical of Augusta, LLC	USD	100%
Care Medical of Gainesville, LLC	USD	100%
Care Medical Partners, LLC	USD	100%
Care Medical Savannah, LLC	USD	100%
Coastal Med-Tech Corp.	USD	100%
Central Oxygen, Inc.	USD	100%
Riverside Medical, Inc.	USD	100%
Legacy Oxygen and Home Care Equipment, LLC	USD	100%
Patient Aids, Inc.	USD	100%
Patient Home Monitoring, Inc. - discontinued	USD	100%
PHM Logistics Corporation	USD	100%
PHM Services, Inc.	USD	100%
Resource Medical, Inc.	USD	100%
Resource Medical Group Charleston, LLC	USD	100%
Resource Medical Group, LLC	USD	100%
West Home Healthcare, Inc.	USD	100%

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions concerning the future. The Company’s management reviews these estimates, judgments and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

Estimates where management has made subjective judgments and where there is significant risk of material adjustments to assets and liabilities in future accounting periods include fair value measurements for financial instruments and share-based transactions, useful lives and impairment of non-financial assets (property and equipment and intangible assets), provision for expected credit losses, assessment of the Company’s ability to continue as a going concern, fair value measurements for assets and liabilities acquired in business acquisition and calculation of deferred taxes.

6

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Summary of significant accounting policies (continued) Critical Accounting Estimates and Judgments (continued) Critical accounting estimates

The following are the key estimate and assumption uncertainties that have a significant risk of resulting in a material adjustment within the next financial year:

a)	Revenue recognition

Revenues are billed to and collections are received from third-party insurers, co-insurance companies and patients. Because of continuing changes in the health care industry and third-party reimbursement, the consideration receivable from these insurance companies is variable as these billings can be challenged by the payer and therefore the amount billed by the Company is the best estimate of the amount that the Company believes is an allowable charge as determined by the payer (i.e. the insurance companies). The above estimate involves significant judgement including an analysis of past collections, historical modification rates and appeals results. Management regularly reviews the actual claims approved by the insurance companies, making adjustments as required.

b)	Valuation of accounts receivable

The application of new ECL model represents a significant change from the incurred loss model under IAS 39, lifetime credit losses are expected to be recognized earlier.

The measurement of expected credit losses considers information about past events and current conditions. Forward looking macro-economic factors are incorporated into the risk parameters as relevant such as unemployment rate, inflation and interest rates. Significant judgements are made in order to incorporate forward-looking information into the estimation of ECL allowances which were not required under IAS 39 and may result in changes to the provision from period to period which may significantly affect our results of operations.

c)	Valuation of inventories

The Company estimates that a certain portion of inventory purchased may be obsolete or non-saleable. The Company maintains a provision for obsolescence for these items. Valuation of the inventory was assessed at year-end, and all inventory items which more than two years are old and not supported by recent sales were provided for 50% in accordance with Company’s policy.

d)	Convertible debentures

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument. The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount factors, and the presence of any derivative financial instruments.

e)	Impairment of property and equipment and intangibles

Property plant and equipment and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the recoverable amount requires estimates and assumptions such as discount rates, exchange rates, future capital requirements and future operating performance.

7

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Summary of significant accounting policies (continued) Critical Accounting Estimates and Judgments (continued) Critical accounting estimates (continued)

f)	Share based payments and warrants

The amounts used to estimate fair values of stock options and warrants issued are based on estimates of future volatility of the Company’s share price, expected lives of the options and warrants, expected dividends to be paid by the Company and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the consolidated financial statements of future periods could be significant.

g)	Income taxes

Significant judgment is required in determining the provision for future income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however; the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. Utilization of the tax losses depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

h)	Useful lives of property and equipment

The Company reviews the estimates for useful lives on an annual basis, or more frequently if events during the year indicate that a change may be required, with consideration given to technological obsolescence and other relevant business factors. A change in management’s estimate could impact depreciation/amortization expense and carrying value of property and equipment and intangible assets.

Critical Accounting Judgments

The following are the critical judgments, apart from those involving estimations, that have been made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

a)	Business combinations

In accordance with IFRS 3 – Business Combination (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets and the amount allocated to goodwill.

b)	Goodwill impairment

Management has evaluated the recoverable amount for its cash generating unit and applied judgment in the discount rate and other underlying assumptions used in impairment analysis of goodwill. For details see Note 8.

8

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Summary of significant accounting policies (continued) Critical Accounting Estimates and Judgments (continued) Critical Accounting Judgments (continued)

c)	Segment reporting

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (‘CODM’). The CODM has been determined to be the Company’s Chief Executive Officer as he is primarily responsible for the allocation of resources and the assessment of performance. The CODM uses operating profit, as reviewed at monthly business review meetings, as the key measure of the Company’s results as it reflects the Company’s underlying performance for the period under evaluation. Operating profit is defined as profit on operations before interest, taxes, stock- based compensation, amortization of intangibles, impairment expenses and depreciation. Company recognized its business segments during 2016 and had three reportable operating segments: Viemed (Sleep Management, LLC and Home Sleep Delivered, LLC), PHM and Corporate cost center under IFRS 8. After the spin-off transaction occurred described in Note 19, the Company no longer includes the Viemed segment in its continuing operations. Consequently, the Company now has only one reportable operating segment.

d)	Valuation of derivative instruments

Management has exercised judgment in the determination of the fair value of the derivative instruments. Estimating fair value for the derivatives requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires the judgment in the determination of the most appropriate inputs to the valuation model including the expected life of the option or warrant, volatility and dividend yield and making other assumptions about them.

e)	Identification of cash-generating unit (“CGU”)

For the purposes of impairment testing, assets are grouped at the lowest levels of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets, termed as a CGU. The allocation of assets into a CGU requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures and the way in which management monitors the operations.

Reporting currency

All values are in Canadian dollars ($) unless specifically indicated otherwise. United States dollars are indicated as US$.

Functional currency

The consolidated financial statements of the Company are presented in Canadian dollars, which is the parent Company’s presentation currency but which differs from its functional currency, the US Dollar, which was determined using management’s assumption that the primary economic environment in which it will derive its revenue and expenses incurred to generate those revenues is the United States.

Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

9

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Summary of significant accounting policies (continued)

New standards and interpretations adopted

The following new or amended accounting standards were adopted by the Company for the year ended September 30, 2019:

a)	IFRS 9 — Financial Instruments

Effective October 1, 2018, the Company adopted IFRS 9, Financial Instruments. Adoption of this standard had no significant financial impact on the Company's consolidated financial statements and accordingly, the information presented for 2018 has not been restated. The Company has adopted the additional disclosures required under these standards.

IFRS 9, Financial Instruments replaced the multiple classification and measurement models in IAS 39, Financial Instruments: Recognition and Measurement, and set out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items.

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost; fair value through other comprehensive income; and fair value through profit and loss. This classification of financial assets under IFRS 9 reflects the business model in which assets are managed and their contractual cash flow characteristics. IFRS 9 eliminated the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

IFRS 9 largely retained the requirements in IAS 39 for the classification and measurement of financial liabilities.

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. As required by IFRS 9, at the date of initial application, the Company classified its financial assets and financial liabilities at fair value.

The following table outlines the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company's financial assets and liabilities as at October 1, 2018:

Financial Instruments	Original classification under IAS 39	New classification under IFRS 9
Cash and cash equivalents	Loans and receivables	FVTPL
Accounts receivable	Loans and receivables	Amortized cost
Prepaid expenses and other current assets	Loans and receivables	Amortized cost
Deposits	Loans and receivables	Amortized cost
Trade payables	Other financial liabilities	Amortized cost
Accrued liabilities	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities	Amortized cost
Conversion liability warrant	FVTPL	FVTPL
Debentures	Other financial liabilities	Amortized cost/FVTPL

10

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Summary of significant accounting policies (continued)

New standards and interpretations adopted (continued)

b)	IFRS 15, Revenue from Contracts with Customers

The IASB replaced IAS 18, "Revenue" and IAS 11 Construction Contracts, in its entirety with IFRS 15, "Revenue from Contracts with Customers". The standard contains a single model which applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized as detailed below:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contracts

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company adopted the new standard on October 1, 2018 using the modified retrospective method, without restatement of the comparative figures.

Company’s revenue mainly consists of the sale and rental of medical equipment. All revenue recorded is supported by prescriptions received from patients’ physicians, except for any direct sales made to the customers at retail outlets which are supported by sales orders, confirming the existence of arrangement. In case of equipment sale, revenue is recognized when the performance obligation to deliver the equipment is satisfied. Performance obligation is considered satisfied when control of the equipment is transferred to its customers at the point of shipment or delivery. In case of rental revenue, revenue is recorded over the period of time over which rental services are provided and benefits are consumed.

Revenues are billed to and collections are received from third-party insurers, co-insurance companies and patients. The amount billed is the best estimate of the amount that the Company believes is the allowable charge as determined by the payer (i.e. the insurance companies). These billings can be challenged by the payer and therefore consideration is variable and involves significant judgement to determine any pricing adjustments. Company uses historical modification rates and appeals results to determine these pricing adjustments. The Company recognizes revenue, net of estimated returns, if any.

The Company's rental arrangements are on a month to month basis and therefore short term in nature and do not include multiple deliverables.

The Company reviewed its existing accounting policies and practices to identify potential differences that would result from applying the guidance. The new guidance requires the Company to estimate variable consideration and include in revenue amounts for which it is probable that a significant revenue reversal will not occur. The Company’s assessment of that impact determined that the adoption of the guidance did not have a material impact on the timing or measurement of the Company’s revenue recognition.

11

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

Accounting standards issued but not yet effective

a)	IFRS 16, Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4, Determining whether an arrangement contains a lease, SIC-15 operating leases-Incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. It eliminates the distinction between operating and finance leases from the perspective of the lessee. All contracts that meet the definition of a lease will be recorded in the statement of financial position with a “right of use” asset and a corresponding liability. The asset is subsequently accounted for as property plant and equipment. Or investment property and the liability is unwound using the interest rate inherent in the lease.

The date of initial application of IFRS 16 is January 1, 2019. The Company has elected to adopt IFRS 16 using the modified retrospective approach. Under this approach, the Company will not restate its comparative figures but will recognize the cumulative effect of adopting IFRS 16 as an adjustment to opening retained earnings at the beginning of 2019 fiscal year.

The Company leases certain facilities and medical equipment. The non-cancelable period for these leases is between one to four years.

On transition to IFRS 16, the Company will elect to apply the practical expedient to grandfather the assessment of which transactions are leases and apply IFRS 16 only to the contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 Leases will not be reassessed for whether a lease exists. The Company will elect to not recognize right of use assets and lease liabilities for leases that have a lease term of 12 months or less and for leases of low-value assets. The Company will also account for leases for which the lease term ends within 12 months of the end of the date of initial application as short term leases. Accordingly, there will be an increase to assets and liabilities, as the Company will be required to record a right of use asset and a corresponding lease liability on its statement of financial position. In addition, the Company expects a decrease to its rental costs, an increase to finance costs (due to accretion of the lease liability) and an increase to depreciation and amortization (due to amortization of right of use assets.

Foreign currency transactions

The functional currency of each of the Company’s wholly owned subsidiaries is measured using the currency of the primary economic environment in which the subsidiary operates. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded by the Company’s entities in their respective functional currency at rates prevailing at the date of the transaction. The functional currency of the Company and its subsidiaries is the US dollar and the reporting currency is the Canadian dollar.

Monetary items are translated at the functional currency spot rate as of the reporting date. Exchange differences from monetary items are recognized in profit or loss. Non-monetary items that are not carried at fair value are translated using the exchange rates at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The assets and liabilities of foreign operations are translated into Canadian dollars at the rate of exchange prevailing at the reporting date and their statements of operations are translated at the average monthly rates of exchange. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that foreign operation is recognized in the statement of (loss) income and comprehensive (loss) and income.

12

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

Business Combinations

Business combinations are accounted for using the acquisition method. For each business combination at the acquisition date, the Company recognizes at fair value all the identifiable assets acquired, the liabilities assumed, the non-controlling interest in the acquiree and the aggregate of the consideration transferred, including any contingent consideration to be transferred. When the fair value of the consideration transferred, and the amount recognized for non-controlling interest and the acquisition- date fair value of any existing equity interest in the acquiree exceeds the net amount of the identifiable assets acquired and the liabilities assumed measured at fair value (the “net identifiable assets”), the difference is treated as goodwill. After initial recognition, goodwill is measured at its initial cost from the acquisition date, less any accumulated impairment losses. Goodwill is reviewed at least annually for impairment or when there is an indication of potential impairment. If the fair value of the Company’s share of the net identifiable assets exceeds the sum calculated above, the difference (i.e. gain on a bargain purchase) is immediately recognized in profit or loss. If the business combination is achieved in stages, the acquisition date fair value of the previously held interest in the acquiree is re-measured to fair value as at the acquisition date through profit or loss.

Financial assets

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in the consolidated statement of income (loss) and comprehensive income (loss) when incurred.

Classification and subsequent measurement

On initial recognition, financial assets are classified and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

Financial assets are classified as follows:

•	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in the consolidated statement of income (loss) and comprehensive income (loss). Financial assets measured at amortized cost are comprised of accounts receivable and deposits.

•	Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in the consolidated statement of income (loss) and comprehensive income (loss). All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

13

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

Financial assets (continued)

Classification and subsequent measurement (continued)

•	Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in the consolidated statement of income (loss) and comprehensive income (loss). Financial assets mandatorily measured at fair value through profit or loss are comprised of cash and cash equivalents.

•	Designated at fair value through profit or loss – On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in the consolidated statement of income (loss) and comprehensive income (loss). The Company does not hold any financial assets designated to be measured at fair value through profit or loss.

The Company measures all equity investments at fair value. Changes in fair value are recorded in the consolidated statement of income (loss) and comprehensive income (loss). The entity does not hold any equity investments.

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions.

The Company applies the simplified approach for trade receivables. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

14

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

Financial assets (continued)

Impairment (continued)

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the statement of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Impairment of non-financial assets

Intangible assets are tested for impairment at each reporting period if impairment indicators exist and immediately prior to a transfer of costs to Property and Equipment (“P&E”). The Company has elected to allocate all its intangible assets to each of its cash generating units or subsidiaries listed under principals of consolidation (“CGUs”). As a result, the Company assesses its intangible assets for impairment at a CGU level. When the carrying amount of the CGU or group of CGUs exceeds their recoverable amount, the CGU or group of CGUs is considered impaired and written down to its recoverable amount. Recoverable amount is the higher of (i) the fair value less costs to sell and (ii) the value in use. Fair value less costs to sell is determined as the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from the asset or CGU discounted using a pre-tax discount rate reflecting market assessments of the time value of money and the risks specific to the asset or CGU. An impairment loss is recognized within earnings or loss. A previously recognized impairment loss may be reversed if the assumptions used to determine the recoverable amount have changed since the impairment loss recognition. For non-goodwill assets an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation and depletion, if no impairment loss had been recognized.

Financial liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in the consolidated statement of income (loss) and comprehensive income (loss).

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

15

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

Financial liabilities (continued)

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in consolidated statement of income (loss) and comprehensive income (loss).

Derecognition of financial liabilities

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

Discontinued operations and assets held for distribution

A non-current asset or a group of assets and liabilities is held for distribution when its carrying amount will be recovered principally through its divestiture and not by continuing utilization. To meet this definition, the asset must be available for immediate sale, and divestiture must be highly probably. These assets and liabilities are recognized as assets held for distribution and liabilities associated with assets held for distribution, without offset. An operation is qualified as discontinued when it represents a separate major line of business and the criteria for classification as an asset held for distribution has been made or the Company has sold the asset. Discontinued operations are presented on a single line of the statement of (loss) income and comprehensive (loss) income for the periods reported, comprising the earnings after tax of discontinued operations until divestiture and the gain or loss after tax on sale or fair value measurement, less costs to sell the assets and liabilities making up the discontinued operations are presented on one separate line of the statement of consolidated cash flows for the periods presented.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are charged to the property accounts, while maintenance and repairs, which do not extend the useful life of the respective assets, are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives of the assets are as follows:

Description	Estimated Useful Lives
Monitoring Equipment	1-5 years
Vehicles	5 years
Computer equipment	3-5 years
Office furniture and fixtures	5-10 years
Leasehold Improvements	Life of lease

Depreciation of monitoring equipment commences once it has been deployed to a patient’s address and put in use. Property and equipment and other non-current assets with definite useful lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Intangible assets

The Company has recorded various intangible assets consisting primarily of non-compete agreements, trademarks, customer contracts and customer relationships.

Non-compete agreements are the value associated with the non-compete agreements entered by the sellers of purchased companies.

16

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

Intangible assets (continued)

Trademarks are the purchase price allocation for the value associated with the trade name of the acquired Company.

Customer contracts are comprised of the purchase price allocation of the present value of expected future customer billings based on the statistical life of a customer.

Customer relationships are the value given in the purchase price allocation to the long-term associations with referral sources such as doctors, medical centers, etc.

Finite life intangible assets are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Description	Estimated Useful Lives
Non-compete agreements	5 years
Trademarks	10 years
Customer contracts	2 years
Customer relationships	10 years

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Statements of Net Loss and Comprehensive Loss when the asset is derecognized.

The Company reviews the estimates for useful lives on an annual basis, or more frequently if events during the year indicate that a change may be required, with consideration given to technological obsolescence and other relevant business factors. A change in management’s estimate could impact depreciation/amortization expense and the carrying value of property and equipment and intangible assets.

4.	Accounts receivable

Accounts receivable represents amounts due from insurance companies and patients:

	As at September 30, 2019	As at September 30, 2018
Gross receivable	$24,368	$23,928
Provision for expected credit losses	(11,978)	(11,406)
	$12,390	$12,522

As at September 30, 2019	Gross Receivables	Allowance for expected credit losses	Net Receivables
Current, 1-59 days past due	$9,569	$367	$9,202
60-120 days past due	4,161	973	3,188
120+ days past due	10,638	10,638	-
Total	$24,368	$11,978	$12,390

17

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

4.	Accounts receivable (continued)

Below is the movement in provision for expected credit losses:

Provision for expected credit losses	Year ended September 30, 2019	Year ended September 30, 2018
Opening Balance	$11,406	$14,660
Additional allowance	5,748	5,226
Amounts written off	(5,176)	(8,480)
Ending Balance	$11,978	$11,406

The additional allowance of $5,748 (2018: 5,226) provided during the year comprises of $5,686 (2018: 5,226) from continuing operations, included in the selling, general and administrative expenses and $62 (2018: nil) from discontinued operations included under “net income from operations of discontinued operations” on the statement of (loss) income and other comprehensive (loss) income.

5.	Inventory

	As at September 30, 2019	As at September 30, 2018
Serialized	$1,038	$2,148
Non-serialized	3,700	3,492
Total inventory	$4,738	$5,640

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

6.	Property and equipment

Cost	Monitoring equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Vehicles	Total
Balance September 30, 2017	$34,966	$1,175	$478	$851	$2,254	$39,724
Additions	12,801	67	138	481	597	14,084
Acquisitions	600	13	2	-	6	621
Disposals	(12,453)	(126)	-	-	(66)	(12,645)
Foreign exchange	1,287	44	17	32	84	1,464
Balance September 30, 2018	$37,201	$1,173	$635	$1,364	$2,875	$43,248
Additions	11,269	35	4	166	1,226	12,700
Acquisitions	125	-	4	2	36	167
Disposals	(11,992)	(457)	(62)	(5)	(770)	(13,286)
Disposal – discontinued operations	(1,999)	(106)	(21)	(7)	-	(2,133)
Foreign exchange	773	23	14	28	59	897
Balance September 30, 2019	$35,377	$668	$574	$1,548	$3,426	$41,593

Accumulated Depreciation	Monitoring equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Vehicles	Total
Balance September 30, 2017	$17,196	$621	$188	$163	$925	$19,093
Depreciation	13,604	232	101	94	444	14,475
Depreciation – Discontinued operations	403	24	6	4	-	437
Disposals	(12,295)	(150)			(44)	(12,489)
Foreign exchange	768	26	8	2	40	844
Balance September 30, 2018	$19,676	$753	$303	$263	$1,365	$22,360
Depreciation	12,490	171	104	67	534	13,366
Depreciation – Discontinued operations	370	4	2	1	-	377
Disposals	(12,006)	(374)	(61)	(3)	(648)	(13,092)
Disposals – Discontinued operations	(1,134)	(87)	(15)	(7)	-	(1,243)
Foreign exchange	161	24	11	19	114	329
Balance September 30, 2019	$19,557	$491	$344	$340	$1,365	$22,097

Net Book Value	Monitoring equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Vehicles	Total
Balance September 30, 2017	$17,770	$554	$290	$688	$1,329	$20,631
Balance September 30, 2018	$17,525	$420	$332	$1,101	$1,510	$20,888
Balance September 30, 2019	$15,820	$177	$230	$1,208	$2,061	$19,496

During the year-ended September 30, 2019, the Company purchased a total of $11,319 in monitoring equipment (2018: $12,801), of which, $10,946 were purchased on finance lease (2018: 13,318)

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

7.	Acquisitions of businesses

Acquisition of Central Oxygen Inc. (Central Oxygen)

On October 31, 2018, the Company, through one of its indirect wholly-owned subsidiaries, PHM Logistics Corporation (PHM Logistics), entered into a purchase agreement to acquire all of the shares of Central Oxygen, an Indiana Company, for a purchase consideration of $788,000, of which, 624,000 was payable in cash and 164,00 was settled by issuance of 227,491 shares at a fair value of $0.72 per share. (See note 12). The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method. Central Oxygen is a participating Medicare provider that provides i) power mobility equipment, vehicle lifts, nebulizers, oxygen concentrators, and CPAP and BiPAP units;

ii) traditional and non-traditional durable medical equipment respiratory and durable medical equipment and services; and iii) non-invasive ventilation equipment, supplies and services. The acquisition was performed due to synergies with Company’s existing business.

The purchase consideration allocated to the net assets acquired, based on their estimated fair values was as follows:

Accounts receivable	$31
Cash and cash equivalents	10
Inventory	164
Prepaid assets	5
Capital assets	59
Accrued liabilities	(12)
Net assets acquired	$257
Cash paid at closing	$394
Cash paid after closing	230
Shares issued	164
Consideration paid or payable	$788
Goodwill	$531

As part of the current assets acquired, the Company received accounts receivable with a fair value of $31,000. This was equivalent to the best estimate of contractual cash flows expected to be collected. Accrued liabilities acquired comprises of amounts due to previous owner and taxes payable and are assumed to be on fair value since these are repayable in less than 12 months and estimated based on actual amount of cash outflow expected.

The acquired business contributed revenue of $675,000 and net loss of ($701,000) to the group from November 1, 2018 to September 30, 2019.

The Company’s annual goodwill impairment testing determined that the carrying value of Central Oxygen CGU exceeded their value in use, and as a result, the Company recorded a goodwill impairment charge of $531,000. The impairment resulted from a decline in the expected performances of these businesses relative to expectations at the time the acquisitions were consummated.

Furthermore, the impairment was determined based on a value in use calculation which uses cash flow projection covering a five-year period and a discount rate of 17% per annum. The cash flows beyond the five-year period have been extrapolated using terminal growth rate of (0% to 3%) per annum.

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

7. Acquisitions of businesses (continued)

Acquisition of Riverside Medical Inc. (Riverside)

On October 31, 2018, the Company, through one of its indirect wholly owned subsidiaries, PHM Logistics, entered into a purchase agreement to acquire all of the shares of Riverside Medical Inc. (Riverside), a Tennessee company, for a purchase consideration of $131,000 payable in cash. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method. Riverside is a participating Medicare provider that provides i) nebulizers, oxygen concentrators, and CPAP and BiPAP units; ii) traditional and non-traditional durable medical respiratory equipment and services; and iii) non-invasive ventilation equipment, supplies and services. The acquisition was performed due to synergies with Company’s existing business.

The purchase consideration allocated to the net assets acquired, based on their estimated fair values was as follows:

Accounts receivable	$33
Customer contracts	160
Cash and cash equivalents	10
Inventory	34
Capital assets	109
Advance to shareholder	37
Accounts payable	(31)
Debt and other loans	(178)
Accrued liabilities	(42)
Net assets acquired	$132
Cash	132
Consideration paid or payable	$132

As part of the current assets acquired, the Company received accounts receivable with a fair value of $33,000. This was equivalent to the best estimate of contractual cash flows expected to be collected. Accrued liabilities acquired comprises of amounts due to previous owner and taxes payable and are assumed to be on fair value since these are repayable in less than 12 months and estimated based on actual amount of cash outflow expected.

The acquired business contributed revenue of $766,000 and net loss of ($146,000) to the group from November 1, 2018 to September 30, 2019.

Acquisition of Coastal Med-Tech Corp. (CMT)

On August 31, 2018, the Company executed a purchase agreement to acquire all the assets of CMT, a Maine Company, for a purchase consideration of $546,000 which was paid in cash. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method. CMT provides sales of nebulizers, oxygen concentrators, CPAP/BiPAP units, non- invasive ventilation equipment and supplies and traditional and non-traditional respiratory and durable medical equipment and services. The acquisition was performed due to synergies with Company’s existing business.

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

7.	Acquisitions of businesses (continued)

The purchase consideration allocated to the net assets acquired, based on their estimated fair values was as follows:

Fair value of net assets acquired:

Accounts receivable	$295
Cash and cash equivalents	42
Inventory	302
Capital assets	621
Accrued liabilities	(714)
$546
Consideration paid:
Cash	$546
$546

As part of the current assets acquired, the Company received accounts receivable with a fair value of $295,000. This was equivalent to the best estimate of contractual cash flows expected to be collected. Accrued liabilities acquired comprises of consultancy fee payable and accrual for payroll and other taxes. The fair value of consultancy fee was determined by discounting the stream of future payments at the prevailing market rate of 17% per annum over the term of the consultancy agreement of 3 years. Accrual for payroll and other taxes are assumed to be on fair value since these are repayable in less than 12 months and estimated based on actual amount of cash outflow expected.

The acquired business contributed revenue of $918,000 and net income of $106,000 to the group from September 1, 2018 to September 30, 2018. The Company expensed $113,000 of transaction costs during the year. Pro-forma revenues and net loss had the acquisition occurred October 1, 2017 were USD $5,010,000 and USD $1,306,000 respectively.

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

8.	Goodwill and intangible assets

Cost	Goodwill	Non- compete agreements	Brand	Customer contracts	Customer relationships	Sub-total intangibles with finite lives	Total
Balance September 30, 2017	$1,773	$645	$1,674	$4,653	$10,861	$17,833	$19,606
Disposals	-	-	-	-	(269)	(269)	(269)
Effect of changes in exchange rates	66	24	62	173	402	661	727
Balance September 30, 2018	$1,839	$669	$1,736	$4,826	$10,994	$18,225	$20,064
Disposals	-	-	-	-	(43)	(43)	(43)
Acquired through business combination	531	-	-	160	-	160	691
Impairment of goodwill	(531)	-	-	-	-	-	(531)
Effect of changes in exchange rates	42	15	40	113	253	421	463
Balance September 30, 2019	$1,881	$684	$1,776	$5,099	$11,204	$18,763	$20,644

Accumulation amortization	Goodwill	Non- compete agreements	Brand	Customer contracts	Customer relationships	Sub-total intangibles with finite lives	Total
Balance September 30, 2017	$-	$509	$910	$4,641	$8,011	$14,071	$14,071
Additions	-	47	102	12	460	621	621
Disposals	-	-	-	-	(270)	(270)	(270)
Effect of changes in exchange rates	-	19	35	173	301	528	528
Balance September 30, 2018	$-	$575	$1,047	$4,826	$8,502	$14,950	$14,950
Additions	-	48	105	-	450	603	603
Disposals	-	-	-	-	(43)	(43)	(43)
Effect of changes in exchange rates	-	13	24	111	194	342	342
Balance September 30, 2019	-	$636	$1,176	$4,937	$9,103	$15,852	$15,852

Net carrying amount	Goodwill	Non- compete agreements	Brand	Customer contracts	Customer relationships	Sub-total intangibles with finite lives	Total
Balance September 30, 2017	$1,773	$136	$764	$12	$2,850	$3,762	$5,535
Balance September 30, 2018	$1,839	$94	$689	$-	$2,492	$3,275	$5,114
Balance September 30, 2019	$1,881	$48	$600	$162	$2,101	$2,911	$4,792

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

8.	Goodwill and intangible assets (continued)

Goodwill Continuity

	Balance As at September 30,2018	Acquired through business combination	Impairment loss recognized during the year	Change due to foreign exchange	Balance As at September 30, 2019
Legacy	$1,839	$-	$-	$42	$1,881
Central Oxygen, Inc.	-	531	(531)	-	-
Total	$1,839	$531	$(531)	$42	$1,881

Cash generating units value in use versus carrying value comparison

	Value in Use of CGU as at September 30, 2019	Carrying value of CGU as of September 30, 2019	Excess (deficit) of fair value over carrying value as at September 30, 2019
Legacy	$8,400	$6,400	$2,000
Total	$8,400	$6,400	$2,000

Goodwill by CGU

The Company’s annual goodwill impairment testing determined that the carrying value of Central Oxygen CGU exceeded their value in use, and as a result, the Company recorded a goodwill impairment charge of $531,000. The impairment resulted from a decline in the expected performances of these businesses relative to expectations at the time the acquisitions were consummated.

No impairment has been recognized in the current year as carrying value of the Legacy CGU exceeds value in use as of September 30, 2019 and 2018.

The impairment is determined based on a value in use calculation which uses cash flow projections covering a five-year period and a discount rate of 17% per annum. The cash flows beyond the five-year period have been extrapolated using (terminal growth rates of 0%) per annum growth rate. Where the value in use for a particular CGU was less than the carrying amount of the assets, the recoverable amounts for those assets have been determined based on value in use model.

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

9.	Finance lease obligation

	Year ended September 30, 2019	Year ended September 30, 2018
Finance lease obligations	$11,609	$13,905
Current portion of finance lease obligations	(8,528)	(9,658)
Net long-term finance lease obligations	$3,081	$4,247

Below is the movement in finance lease obligations:

	Year ended September 30, 2019	Year ended September 30, 2018
Opening Balance	$13,905	$9,701
Additions during the year	11,399	15,092
Repayments	(13,695)	(10,888)
Ending Balance	$11,609	$13,905

Additions during the year comprises of finance leases for monitoring equipment with an implied interest rate at fixed rates between 0.0% - 11.5%, due between 2019 and 2023. Of the total equipment additions of $11,399,000 (2018: $15,092,000) under finance leases, $10,946,000 (2018: $13,318,000) were capitalized under property and equipment and remaining are included under inventory.

Future payments pursuant to these finance lease obligations are as follows:

	As at September 30, 2019	As at September 30, 2018
Less than 1 year	$8,528	$7,511
Between 1 and 5 years	3,081	6,394
More than five years	-	-
Total	$11,609	$13,905

Below is the reconciliation of total future minimum lease payments and its present value at the end of the reporting period:

	As at September 30, 2019	As at September 30, 2018
Gross lease payments	$12,283	$14,654
Less: finance charges	(674)	(749)
Net finance lease obligations	$11,609	$13,905

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

10.	Debentures

	As at September 30, 2019	As at September 30, 2018
Convertible debentures (a)	$13,966	$-
Non-convertible unsecured subordinate debentures (b)	-	7,193
Total debt	$13,966	$7,193

(a)	On March 7, 2019, the Company issued $15,000,000 in 8.0% Convertible Unsecured Debentures due March 7, 2024, with interest payable semi-annually on June 30th and December 30th of each year. Each $1,000 debenture is convertible at the option of the holder into approximately 769.23 common shares at $1.30 per common share during the term of the debenture. After three years, the Company can force conversion of the outstanding principal at conversion price of $1.30, if the daily volume weighted average price of the common shares exceeds $1.62/share for twenty consecutive trading days. The debenture agreement also allows for payment of cash in lieu of common shares upon exercise of conversion right by the holder, equivalent of the market price on the conversion date.

The above debenture contains multiple embedded derivatives including conversion right, forced conversion option and payment in lieu of common shares.

Since the Company is unable to measure the fair value of embedded derivatives reliably, it has chosen to initially designate the convertible debentures in their entirety (including conversion right, forced conversion option and payment in lieu of common shares) to be subsequently measured at fair value through profit or loss (FVTPL).

The debentures are valued at fair value using the current trading price, with change in fair market value of $1,034,000 has been recorded in the statement of (loss) income and other comprehensive (loss) income.

In connection with the above debentures, the Company issued broker warrants to purchase 519,231 common shares. Each warrant entitles the holder to purchase one common share of the Company at a price of $1.30 until March 7, 2024. The warrants were valued using Black-Scholes at $175,000 and are included as equity warrants. The company also issued bonus to management amounting to $519,000 which is included under key management compensation. In addition, an amount of $1,064,000 was paid as commission to underwriters. The entire transaction cost of $1,758,000 has been fully expensed on the consolidated statement of (loss) income and comprehensive (loss) income.

Below is the movement in these convertible debentures:

	Year ended September 30, 2019	Year ended September 30, 2018
Opening Balance	$-	$-
Proceeds from issuance during the year	15,000	-
Changes in fair market value of debentures	(1,034)	-
Ending Balance	$13,966	$-

(b)	On August 27, 2014, the Company issued $8,625,000 in 7.5% non-convertible unsecured subordinated debentures due December 31, 2019. In connection therewith, the Company issued broker warrants to purchase 5,744,250 common shares. Each warrant entitled the holder to purchase one common share of the Company at a price of $0.45 until August 27, 2019. As the Warrants had no assigned value, the value was calculated using Black-Scholes. The initial value of the Warrants of $2,576,000, together with transaction cost of $1,505,000, was netted against the carrying value of the debentures and accreted to interest expense using the effective interest rate method. These debentures were satisfied early in April 2019 at $8,970,000 (at a premium of $345,000). The carrying value of debentures as on the date of

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

10.	Debentures (continued)

settlement was $7,864,000, resulting in a loss on early extinguishment of $1,106,000 due to unaccreted balance and premium paid due to early settlement. The related conversion warrants that were recorded as derivative liability also expired in August 2019. A gain of $95,000 was recorded on derecognition of the same.

Below is the movement in these non-convertible debentures:

	Year ended September 30, 2019	Year ended September 30, 2018
Opening Balance	$7,193	$6,308
Accretion for the year	671	885
Repayment	(8,625)	-
Loss on early extinguishment	761
Ending Balance	$-	$7,193

11.	Conversion Liability Warrants

(a)          On August 27, 2014, the parent Company issued $8,625,000 in 7.5% non-convertible unsecured subordinated debentures due December 31, 2019. In connection therewith, the Company issued broker warrants to purchase 5,744,250 common shares. Since the warrants are convertible into shares denominated in Canadian Dollars which is different from the functional currency of the parent Company (US Dollar), the conversion feature was identified as a derivative financial liability with the related the fair value movement recognized in the consolidated statement of income (loss) and comprehensive income (loss). These warrants expire during the year and a gain of $95 was recorded on derecognition of the derivative liability relating to conversion. Below is the movement in the conversion liability relating to warrants.

Value
Balance September 30, 2017	$262
Change in fair value	(167)
Balance September 30, 2018	$95
Gain on derecognition	(95)
Balance September 30, 2019	$-

Conversion Liability Warrants Continuity Schedule

Number of warrants (000’s)		Weighted average exercise price
Balance September 30, 2017	5,201	$8.45
Expired	(4,843)	3.75
Balance September 30, 2018	358	$0.95
Expired	(358)	0.95
Balance September 30, 2019	-	$-

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

12.	Share capital

The Company considers its share capital to be shareholders’ equity, which is comprised of share capital, contributed surplus, accumulated other comprehensive income (loss), and accumulated deficit, in the amount of $19,149,000 as at September 30, 2019 and $19,270,000 as at September  30, 2018.

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through equity capital, convertible debentures raised by way of private placements and debt instruments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly rated financial instruments, such as cash, and short-term guarantee deposits, held with major Canadian and US financial institutions.

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. The preferred shares issuable in series will have the rights, privileges, restrictions, and conditions assigned to the series upon the Board of Directors approving their issuance.

Issued share capital

The Company has only one class of common stock outstanding. Effective December 31, 2018, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every five pre-consolidation common shares.

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a reduction of equity, net of any tax effects. Accumulated other comprehensive income represents items such as cumulative, foreign currency translation adjustments, the change in equity arising from unrealized gains and losses from financial instruments designated as available-for-sale, and changes in fair value of derivatives designated as cash flow hedges, and is presented as a separate component of shareholders’ equity on the Consolidated Statements of Financial Position. The Company does not currently participate in hedging activities.

Bought deal and private placement

On November 2, 2018, the Company completed a bought deal offering of 5,649,600 common shares of the Company at a price of $0.60 per share for aggregate gross proceeds to the Company of $4,490,000. Issuance costs of $343,000 in cash was incurred. The Company also issued to the underwriter compensation options equal to 6.5% of the offered shares (1,836,120). Each compensation option is exercisable into one common share of the Company at the issue price for a period of 24 months from the closing of the offering. These shares are recorded as compensation options at $0.60 per share. Along with this bought deal private placement, the Company also completed a previously announced non-brokered private placement of common shares of the Company at the issue price for gross proceeds to the Company of $1,100,000. A total of 1,833,333 common shares of the Company were sold pursuant to the non-brokered private placement to officers and directors. The fair value of the options has been properly valued using the Black-Scholes option pricing model.

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

12. Share capital (continued)

Warrants

The fair value of the warrants issued along with debenture has been charged to equity over the proper vesting period, using the Black-Scholes option pricing model calculated using the following assumptions:

Year ended
September 30, 2019
Share price	$0.90
Risk-free interest rate	1.62%
Expected volatility	87.40%
Expected life of option	2 years
Expected dividend yield	Nil
Expected forfeiture rate	5%

Options

The Company has a stock option plan, which it uses for grants to directors, officers, employees and consultants. Options granted under the plan are non-assignable and may be granted for a term not exceeding ten years. Stock options generally either vest immediately or annually over a three-year period. A summary of stock options is provided below:

	Number of options (000’s)	Weighted average exercise price
Balance September 30, 2017	3,812	$2.59
Issued	13,563	0.55
Cancelled	(3,481)	2.59
Exercised	(280)	0.90
Forfeited	(3,810)	0.81
Balance September 30, 2018	9,804	$0.45
Issued	2,507	0.71
Exercised	(56)	0.38
Forfeited	(496)	0.53
Balance September 30, 2019	11,759	$0.52

The Company had 496,000 of stock options forfeited during the fiscal year ended September 30, 2019 with a weighted average exercise price of $0.53. At September 30, 2019, the Company had 11,515,000 vested, exercisable stock options with a weighted average exercise price of $0.49. At September 30, 2018, the Company had 346,000 vested, exercisable stock options with a weighted average exercise price of $0.18.

As part of the Arrangement agreement on December 21, 2017, 3,481,000 options of the Company were cancelled, and 3,149,000 new options reissued. The Company determined that the fair value of new options issued was higher than the old options cancelled by $459,000 and recorded it as stock-based compensation expense in September 30, 2018.

Stock-based compensation

The Company accounts for stock-based compensation, including stock options, using the fair value method as prescribed by IFRS 2. Under this method, the fair value of stock options at the date of grant is amortized over the vesting period and the offsetting credit is recorded as an increase in contributed surplus.

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

12.	Share capital (continued)

Stock-based compensation (continued)

For the year ended September 30, 2019, the Company recorded total stock-based compensation expense of $2,063,000. For the year ended September 30, 2018, the Company recorded total stock-based compensation expense of $2,128,000, including the amount related to fair value difference on options cancelled and reissued on spin off.

The fair value of the stock options has been charged to the statement of income (loss) and comprehensive loss and credited to contributed surplus over the proper vesting period, using the Black-Scholes option pricing model calculated using the following assumptions:

	Year ended September 30, 2019	Year ended September 30, 2018
Share price	$0.63 - $0.90	$0.05
Risk-free interest rate	1.26% – 2.24%	2.36%
Expected volatility	84.70% – 118.17%	136.35%
Expected life of option	2-10 Years	10 Years
Expected dividend yield	Nil	Nil

13.	Commitments and Contingencies

Leases

Leases under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lesser of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset. The associated lease liability is paid down over the life of the lease by allocating a portion of each lease payment to the liability with the remainder being recognized as interest expense. Leases that do not transfer the risks and rewards of ownership to the Company are treated as operating leases and are expensed as incurred.

The Company leases certain facilities and medical equipment under the terms of non-cancelable operating leases. Future payments pursuant to these commitments are as follows:

September 30, 2019
Less than 1 year	$1,939
Between 1 and 4 years	2,421
Five years or more	-
Total	$4,360

Contingencies

The Company has been in litigation with Lightwater Long Short Fund (“Lightwater”) for the years ended September 30, 2019 and 2018. The litigation is due to Lightwater claiming damages for matters related to subscription agreements in a prior private placement. Management and legal believe that this lawsuit is without merit and is unpredictable. It is uncertain currently to determine the outcome of this lawsuit or our potential liability, if any.

In March 2019, the Company experienced an unlawful and undiscovered intrusion into its email system, which resulted in fraudulent banking information being relayed regarding the transfer of funds on April 30, 2019 to satisfy the then outstanding debentures. The intruder was able to mislead certain parties with inaccurate requests and instructions and in doing so, caused the funds of $9,200,000 to be transferred into an account of a criminal third party outside North America. The fraud was uncovered on May 3, 2019, and the Company took immediate action to stop or undo the transfer and simultaneously started action to recover the amounts transferred. The Company

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

13.	Commitments and Contingencies (continued)

Contingencies (continued)

has successfully retrieved $8,600,000 of the funds and is in process of enforcing a court order to have the rest of the $600,000 of funds returned. The net loss of $600,000 and the legal fees of $400,000 incurred to recover the funds is reflected as “loss from cyber incident” on the statement of income (loss) and comprehensive income.

The Company is included, along with ten others, as defendants in a litigation with the State of California regarding a violation of the California Insurance Prevention Act. The complaint alleges that the defendants violated the act by paying kickbacks in exchange for client referrals under the guise of so called bed vouchers or indigent scholarship costs, and by billing for addition recovery services that did not meet the minimum requirements put forth by the insurers as a precondition for reimbursement. The Company is contesting the allegations and it is too early in the litigation process to determine the outcome of this lawsuit or potential liability, if any.

The Company is in litigation with the State of New Jersey, as well as other states. The complaint alleges that the defendants reused blood testing meters, resulting in fraudulent claims to the US government, and seeks damages for the unnecessary testing. The case is in its very preliminary stages the Company believes that the litigation does not presents significant exposure to the Company and it will be filing a motion to dismiss the complaint.

14.	Expenses by Nature

	Year Ended	Year Ended
	September 30, 2019	September 30, 2018
Included in cost of revenue:
Inventory Expensed	$23,527	$21,737
	$23,527	$21,737
Included in selling, general and administrative:
Employee salary and benefits	25,947	22,589
Bad debt expense	5,686	5,226
Facilities	3,596	3,854
Patient marketing costs	623	564
All other	6,730	6,168
Total	$42,582	$38,401

15.	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes are measured using the current or substantively enacted tax rates expected to apply when the differences reverse. A deferred tax asset is recognized to the extent that the recoverability of deferred income tax assets is considered probable.

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

15. Income taxes (continued)

The Company’s provision for (recovery of) income taxes differs from the amount that is computed by applying the combined federal and state statutory income tax rate of 24% and 30% as of September 30, 2019 and 2018, respectively, in the United States to the Company’s net income (loss) before income follows:

Income taxes

	Year ended September 30, 2019	Year ended September 30, 2018
Net loss before income taxes	$(8,872)	$(8,329)
Expected income tax recovery	$(2,129)	$(2,331)
Difference in foreign tax rates	(93)	53
Tax rate changes and other adjustments	1,467	5,388
Stock based compensation	1,753	993
State taxes	148	130
Goodwill Impairment		-
Other adjustments	129	(31)
Prior period adjustments	(328)	(724)
FX adjustments	(253)	(417)
Share issuance cost booked through equity	(93)
Deferred tax assets not recognized in the year	(332)	(3,192)
	$269	$130
The Company's income tax provision (recovery) is allocated as follows:
Current tax provision	$269	$130
Deferred tax provision	-	-
	$269	$130

Deferred tax

The following table summarizes the components of deferred tax:

	As at September 30, 2019	As at September 30, 2018
Deferred Tax Assets
Net operating losses – US	$3,675	$3,471
Fair value changes on debentures – Canada	(279)	-
Deferred Tax Liabilities
Property, plant and equipment – US	(3,675)	(3,440)
Receivable on sale – US	-	(31)
Non-Capital Losses – Canada	279	-
Net deferred taxes	$-	$-

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

15.	Income taxes (continued)

Unrecognized deferred tax assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying number of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	As at September 30, 2019	As at September 30, 2018
Intangible asset	$294	$311
Allowance for bad debts – United States	11,981	11,406
Non-capital losses – United States	14,445	13,304
Share issuance costs	1,107	1,265
Net capital losses carried forward	1,327	1,327
Non-capital losses – Canada	27,473	23,827
Other temporary differences	19,763	21,070

The Canadian non-capital loss carryforwards expire noted in the table below. The US loss carryforwards expire as noted in 2039. Share issue and financing costs will be fully amortized in 2019. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future profit will be available against which the Company can utilize the benefits therefrom.

The Company’s Canadian non-capital income tax losses expire as follows:

2027	$920
2028	96
2029	52
2030	245
2031	374
2032	425
2033	2,205
2034	11,892
2035	1,148
2036	3,073
2038	3,418
2039	4,659
$28,507

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

16.	Financial instruments

Fair value measurement

Financial instruments carried at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a)	Level 1 – Where financial instruments are traded in active financial markets, fair value is determined by reference to the appropriate quoted market price at the reporting date. Active markets are those in which transactions occur in significant frequency and volume to provide pricing information on an ongoing basis;

b)	Level 2 – If there is no active market, fair value is established using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable market data where possible, including recent arm’s length market transaction and comparisons to the current fair value of similar instruments, but where this is not feasible, inputs such as liquidity risk, credit risk and volatility are used; and

c)	Level 3 – Valuation in this level are made with inputs other than observable market data.

Cash and cash equivalents are classified as Level 1. The warrant derivative financial liability has been valued using level 3 inputs from the fair value hierarchy. The convertible debentures have been valued using Level 1 input.

Financial instrument risk exposure

The Company’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk, and liquidity risk. These risks arise from the normal course of operations and all transactions are undertaken to support the Company’s ability to continue as a going concern. Risk management is carried out by management under policies promulgated by the Board of Directors. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

Financial instrument risk exposure

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk are primarily cash and accounts receivable. Each subsidiary places its cash with one major financial institution. At times, the cash in the financial institution is temporarily more than the amount insured by the Federal Deposit Insurance Corporation. Substantially all accounts receivable is due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, directly from patients, or for rebates due from manufacturers. Receivables generally are collected within industry norms for third-party payors and from manufacturers. The Company continuously monitors collections from its clients and maintains an allowance for bad debts based upon any specific payor collection issues that are identified and historical experience.

As at September 30, 2019 and September 30, 2018, Company does have more than 10% of receivables through Medicare. As this is a Federal program, there is very little credit risk associated with these balances.

Currency risk

Currency risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities.

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

16.	Financial instruments (continued)

Currency risk (continued)

Although the Company uses the Canadian dollar as its reporting currency, it realizes 100% of its sales and makes most purchases in US dollars, therefore subjecting the Company to constant foreign exchange exposure. The Company monitors and forecasts the values of statement of financial position exposures and from time to time could authorize the use of derivative financial instruments, such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations. As the Company maintains nearly all its operating assets in the US, the foreign exchange risk is reporting only, not realized, therefore no exchange contracts have been deemed appropriate.

Based on the above net exposure at September 30, 2019 and September 30, 2018, depreciation or appreciation of the US dollar against the Canadian dollar would result in an insignificant effect in net loss. The Company has not employed any currency hedging programs during the years ended September 30, 2019 and 2018.

The following are the values of financial instruments denominated in US dollars at year end:

	As at September 30, 2019	As at September 30, 2018
Cash and cash equivalents	$5,712	$3,336
Accounts Receivable	$9,357	$9,673
Trade Payables and Accrued Liabilities	$7,842	$6,375
Debt	$8,772	$10,741

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due by continuously monitoring actual and budgeted cash flows and monitoring financial market conditions for signs of weakness.

As of September 30, 2019, the Company faces no material liquidity risk and can meet all its current financial obligations as they become due and payable. The Company has $18,968,000 liabilities that are due within one year but has $30,783,000 of current assets to meet those obligations.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with Chartered Canadian and registered US financial institutions. The Company considers this risk to be immaterial. The interest on the debenture is not subject to cash flow interest rate risk as these instruments bear interest at fixed rates.

17.	(Loss) income per share

(Loss) income per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted (loss) income per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market rate. Dilutive amounts are not presented when affect of computation is anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

17.	(Loss) income per share (continued)

The following reflects the earnings and share data used in the basic and diluted loss per share computations:

	Year ended	Year ended
	September 30, 2019	September 30, 2018
Net loss after taxes from continuing operations	$(9,141)	$(8,459)
Net income after taxes from discontinued operations	$1,755	$27,206
Basic weighted average number of shares	82,860	75,757
Diluted weighted average number of shares	82,860	80,744
Basic – continuing operations	$(0.11)	$(0.11)
Basic – discontinued operations	$0.02	$0.36
Diluted – continuing operations	$(0.11)	$(0.10)
Diluted - discontinued operations	$0.02	$0.34

The outstanding warrants and stock options whose effect were anti-dilutive were excluded from the calculation of the diluted (loss) income per share for the years ended September 30, 2019 and 2018.

18.	Related party transactions

On October 1, 2015, the Company entered into four market rate, seven-year, operating leases for office, warehouse, and retail space with a rental Company affiliated with the Company’s Chief Executive Officer. The leases, for six different locations, have a combined area of approximately 74,520 square feet. Rental payments under this lease agreement are approximately US$52,000 per month, plus taxes, utilities and maintenance. The expense has been recorded as selling, general and administrative expenses. The Company also paid

$1,853,000 representing taxes, penalties and interest on behalf of the Chief Executive Officer. This was due to various tax expenses incurred as a result of a section 338(h)(10) tax election that was made for one of the past acquisitions.

Payments of $236,166 and $178,965 were made to the board for years ended September 30, 2019 and 2018, respectively.

Key management personnel also participate in the Company’s share option program (see Note 12). The Company paid or accrued compensation to key management personnel the following:

	Year ended	Year ended
	September 30, 2019	September 30, 2018
Salaries and Benefits	$1,559	$1,073
Stock-based compensation (Note 12)	858	1,614
Total	$2,417	$2,687

Salaries and benefits above include bonuses of $519,000 paid to management for successful completion of fund raise through convertible debentures.

On May 10, 2019, the Company entered into a secured loan agreement with one of the Company’s shareholders for $2,600,000. The loan bore interest at prime rate to be paid out semi-annually commencing on June 2019 and thereafter on every June 30 and December 31. The loan was to mature on May 10, 2021; however, it was fully repaid before year end.

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

19.	Discontinued Operations

a)	Patient Home Monitoring, Inc.

On July 29, 2019, the Company sold the assets of Patient Home Monitoring, Inc. For the years ended September 30, 2019 and 2018, Patient Home Monitoring, Inc. was classified as a discontinued operation.

The major classes of assets and liabilities of Patient Home Monitoring, Inc. classified as held for distribution as at September 30, 2018 are as follows:

Year Ended
September 30, 2019
Accounts receivable	$1,668
Inventory	374
Fixed assets	890
Assets disposed	2,932
Proceeds from sale	4,454
Gain on sale of business	$1,522

Net income on discontinued operations, net of income taxes, is as follows:

	Year ended September 30, 2019	Year ended September 30, 2018
Revenue	$3,418	$6,349
Cost of revenue	528	1,612
Gross margin	2,890	4,737
Expenses:
Selling, general and administrative	2,279	2,808
Depreciation	377	437
Income tax expense	1	-
Net income from discontinued operations	$233	$1,492

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

19. Discontinued Operations (continued)

b)	Viemed

On December 21, 2017, the Company received shareholder approval on the Asset and Share Purchase Agreements as well as an Arrangement Agreement with Viemed.

The Arrangement involving Viemed, a newly incorporated Company, was completed after a shareholder vote, as of the close of business on December 21, 2017. Under this Arrangement agreement, all shareholders of the Company received one new PHM common share (a “New PHM Share”) and one-tenth (1/10) of one common share of Viemed (a “Viemed Share”) for each common share of PHM held by such Shareholder immediately prior to the completion of the Arrangement. Also in connection with the Arrangement, (a) for each stock option of PHM held, each option holder that remains employed or engaged by PHM received one option to purchase one New PHM Share (a “New PHM Option”) and PHM option holders employed or engaged by Viemed received one New PHM Option (which expired three months following the completion of the Arrangement) and one tenth (1/10) of one option to purchase from Viemed one Viemed Share, and (b) for each common share purchase warrant of PHM held, each warrant holder received one warrant to purchase from PHM one New PHM Share (a “New PHM Warrant”) and one tenth (1/10) of one warrant to purchase from Viemed one Viemed Share. The New PHM Options were issued pursuant to the PHM stock option plan which was approved by Shareholders at an annual and special meeting of Shareholders held on December 15, 2017. At the meeting, the Shareholders also approved the adoption of a restricted share unit and deferred share unit plan. Pursuant to the PHM stock option plan and restricted share unit and deferred share unit plan, PHM may reserve up to an aggregate of 75,819,279 PHM Shares pursuant to awards granted under the plans.

Upon completion of the Arrangement and at the time of listing, PHM had a total of 379,096,396 Common Shares, 26,005,058 common share purchase warrants and 17,906,179 stock options, 8,388,978 of which held by option holders employed or engaged by Viemed that expired on March 21, 2018. The New PHM Shares commenced trading on the TSX Venture Exchange (the “TSXV”) on December 22, 2017 under the stock symbol “PHM”, and PHM’s outstanding 7.5% non-convertible unsecured subordinated debentures maturing on December 31, 2019, continued to trade under the symbol “PHM.DB”. See Note 10 on the early satisfaction of the debentures.

The Company accounted for the distribution in accordance with IFRS 17, Distribution of Non-Cash Assets to Owners, which required the assets being distributed to be recognized at fair value. The Company used significant judgement related to the fair value measurement of assets and liabilities distributed pursuant to the Arrangement. The estimates required management to exercise judgement concerning valuation approaches and methods, estimates of future cash flows, and discount rates. The distribution amount being the fair value of Viemed of $93,290,000 was set up as a distribution liability with a corresponding charge to deficit and accumulated comprehensive (loss) income.

The assets and liabilities which were distributed to the Company’s shareholders in connection with the spin-off of Viemed on December 21, 2017 pursuant to the Arrangement, comprised of cash of $7,856,000, accounts receivable of $11,811,000, prepaid and other assets of $2,829,000, property and equipment of $27,323,000, intangibles of $18,761,000, goodwill of $18,005,000 accounts payable and accrued liabilities of $8,390,000 and capital lease payables of $6,608,000. Total carrying value of net assets distributed on spin off was $71,587,000. A net gain of $21,509,000 was recorded on the spin-out after considering transaction expenses.

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

19.	Discontinued Operations (continued)

c)	Viemed

Net income on discontinued operations, net of income taxes, is as follows:

Year ended September 30, 2018
Revenue	$15,005
Cost of revenue	1,216
Gross margin	13,789
Expenses:
Selling, general and administrative	8,055
Depreciation	815
Amortization	616
Other expense	113
Income tax expense	(15)
Net income from discontinued operations	$4,205

20.	Subsequent Events

Cooley Medical Equipment, Inc.

Effective October 1, 2019, the Company, through one of its indirect wholly-owned subsidiaries, PHM Logistics, entered into a purchase agreement to acquire Cooley Medical Equipment, Inc. (“Cooley”), a Kentucky Company and participating Medicare provider that provides i) nebulizers, oxygen concentrators, and CPAP and BiPAP units; ii) traditional and non-traditional durable medical respiratory equipment and services; and iii) non-invasive ventilation equipment, supplies and services. The purchase price was US$2,514,000, of which the Company paid cash at closing of US$2,333,000. There is a holdback of US$181,000 which will be payable 18 months after the agreement was signed.

Pro forma Cooley revenues and net loss had the acquisition occurred October 1, 2018 were US$7,180,000 and US$(1,312,000), respectively. The Company is in the process of gathering the information required to allocate the purchase price to the acquired tangible and intangible assets as of the acquisition date.

Acadia Medical Supply, Inc.

Effective December 1, 2019, the Company, through one of its indirect wholly-owned subsidiaries, PHM Logistics, entered into a purchase agreement to acquire Acadia Medical Supply, Inc. (“Acadia”), a Maine Company and participating Medicare provider that provides i) power mobility equipment, vehicle lifts, nebulizers, oxygen concentrators, and CPAP and BiPAP units; (ii) traditional and non-traditional durable medical equipment respiratory and durable medical equipment and services; and (iii) non-invasive ventilation equipment and supplies. The purchase price was US$1,750,000, of which the Company paid cash at closing of US$1,004,000. There is a holdback of US$600,000 of which US$100,000 will be payable 90 days after the

PROTECH HOME MEDICAL CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2019 and 2018
(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

20.	Subsequent Events (continued)

close date and US$250,000 on each of the one-year anniversary of the closing date and the two-year anniversary of the closing date. Pro forma Acadia revenues and net income had the acquisition occurred October 1, 2018 were US$3,195,000 and US$313,000, respectively. The Company is in the process of gathering the information required to allocate the purchase price to the acquired tangible and intangible assets as of the acquisition date.

21.	Comparative information

In order to enhance the presentation of the consolidated Statements of (loss) income and comprehensive (loss) income allowing for a user of the statements to more readily identify key measures important in the understanding of the business, certain figures have been reclassified to conform to the current year presentation. The Company made reclassification of comparative information relating to discontinued operations. See Note 19 for details.